March 28, 2011
BY FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, Mail Stop 7010
Washington, DC 20549
Attn:  Ethan Horowitz and Suying Li

RE:   Amerigo Energy, Inc.  - Form 8-K Filed March 18, 2011

Dear Mr. Horowitz and Ms. Li:

      On behalf of registrant, Amerigo Energy, Inc., we hereby respond to your comment letter of March 22, 2011 in the same sequence in which your comments are noted.

   1. Your disclosure stating that your former auditor, Larry O'Donnell, CPA, P.C.'s registration with the Securities and Exchange Commission was revoked. Please amend your filing to state that the Public Company Accounting Oversight ("PCAOB") revoked the registration of Larry O'Donnell, CPA, P.C. effective December 14, 2010.
           a. The disclosure has been updated.
   2. Please revise your filing to explicitly state the date that Larry O'Donnell, CPA, P.C. was dismissed and whether the decision to change accountants was recommended or approved by 1) any audit or similar committee of the board of directors; or 2) the board of directors. We refer you to the guidance at Items 304(a)(1)(i) and (iii) of Regulation S-K.
           a. We have amended our filing to state the date at which Larry O'Donnell, CPA, P.C. was dismissed by the company.
           b. We already addressed the decision to change accountants and how it was approved by the board of directors in the second paragraph in section 4.

In addition, the Company acknowledges that:
the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Date: March 28, 2011
By: /s/ Jason F. Griffith
Jason F. Griffith
Its: Chief Executive Officer, Chief Financial Officer and Director